Catan Pisco & Co., LLC (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2022 and 2023

Catan Pisco & Co., LLC
Consolidated Balance Sheets

	Dec 31, 2023	Dec 31, 2022
ASSETS		
Current Assets		
Cash	$ 7,054	$ 51,579
Accounts Receivable	24,962	17,893
Inventory	50,787	17,945
Other	-	-
Total Current Assets	**82,803**	**87,417**
Fixed Assets		
Machinery & Equipment	9,127	9,127
Accumulated Depreciation	(5,476)	(4,564)
Total Fixed Assets	**3,651**	**4,563**
Other Assets		
Investment into Catan Pisco Chile SPA	32,875	22,487
Total Other Assets	**32,875**	**22,487**
TOTAL ASSETS	**$ 119,329**	**$ 114,467**
LIABILITIES AND EQUITY		
Current Liabilities		
Current maturities of long term liabilities	$ 265	$ 170
Credit Card Payable	9,535	1,143
Accrued Expenses	17,696	1,000
Accrued Interest	-	445
Accrued Liquor Tax	239	157
Total Current Liabilities	**27,735**	**2,915**
Long-Term Liabilities		
Notes Payable	11,646	12,130
Total Long-Term Liabilities	**11,646**	**12,130**
Total Liabilities	**39,381**	**15,045**
Partner Equity	347,138	337,013
Retained Earnings	(267,190)	(237,591)
Total Equity	**79,948**	**99,422**
TOTAL LIABILITIES AND EQUITY	**$ 119,329**	**$ 114,467**

Catan Pisco & Co., LLC
Consolidated Statements of Income

	Jan-Dec 2023	Jan-Dec 2022
REVENUE		
Products	$ 63,537	$ 42,466
Services	11,999	12,359
Total Revenue	**75,536**	**54,825**
COST OF SALES		
Products	33,130	31,027
Shipping	2,607	2,814
Total Cost of Sales	**35,737**	**33,841**
GROSS PROFIT	**39,799**	**20,984**
EXPENSES		
Advertising	26,610	33,019
Bank Charges	145	75
Auto Expense	7,775	7,558
Dues and Subscriptions	-	710
Depreciation	913	913
Professional Fees	1,870	845
Office Expense	3,673	5,562
Insurance	550	-
Lease Expense	11,898	8,699
Meals and Entertainment	8,011	3,119
Taxes and Licenses	2,221	1,480
Travel	5,138	5,995
Total Expenses	**68,804**	**67,975**
NET OPERATING LOSS	**(29,005)**	**(46,991)**
OTHER INCOME (EXPENSE)		
Other Income	227	321
Interest Expense	(821)	(568)
Total Other Income (Expense)	**(594)**	**(247)**
NET LOSS	**$ (29,599)**	**$ (47,238)**

Catan Pisco & Co., LLC
Consolidated Statements of Cash Flows

	Jan-Dec 2023	Jan-Dec 2022
OPERATING ACTIVITIES		
Net income	$ (29,599)	$ (47,238)
Adjustments to Net Income:		
Accounts Receivable	(7,069)	(3,302)
Inventory	(32,842)	5,129
Other Current Assets	-	110
Depreciation	913	913
Accounts Payable	-	-
Credit Card Payable	8,391	(551)
Accrued Expenses	16,696	1,000
Accrued Interest	(445)	41
Accrued Liquor Tax	82	27
Total Adjustments to Net Income	**(14,274)**	**3,367**
Net cash used by operating activities	**(43,873)**	**(43,871)**
INVESTING ACTIVITIES		
Investment into Catan Pisco Chile SPA	(10,388)	(22,487)
Net cash used by investing activities	**(10,388)**	**(22,487)**
FINANCING ACTIVITIES		
Note Payable Payments	(389)	(20,000)
Note Payable Issuance	-	-
Partner Withdrawls	(14,875)	(14,400)
Partner Contibutions	25,000	20,000
Net cash (used) provided by financing activities	**9,736**	**(14,400)**
NET CASH (DECREASE) INCREASE FOR PERIOD	**(44,525)**	**(80,758)**
Cash at beginning of period	51,579	132,337
CASH AT END OF PERIOD	$ 7,054	$ 51,579

Catan Pisco & Co., LLC
Consolidated Statements of Equity

	Partner Equity	Retained Earnings	Total
BEGINNING BALANCE JANUARY 1, 2022	$ 331,413	$ (190,353)	$ 141,060
Partner Contibutions	20,000		20,000
Partner Withdrawls	(14,400)		(14,400)
Net Loss		(47,238)	(47,238)
ENDING BALANCE DECEMBER 31, 2022	337,013	(237,591)	99,422
Partner Contibutions	25,000		25,000
Partner Withdrawls	(14,875)		(14,875)
Net Loss		(29,599)	(29,599)
ENDING BALANCE DECEMBER 31, 2023	$ 347,138	$ (267,190)	$ 79,948

Catan Pisco & Co., LLC
Notes to the Consolidated Financial Statements

Notes Payable

Debt consisted of the following at December 31, 20223 and 2022

	2023	2,022
SBA loan; interest at 3.75% per annum, maturing July 6, 2050, monthly payment of $60 commencing July 6, 2021, unecured.	$ 11,911	$ 12,300
Less: Current portion of notes payable	265	170
Long term portion of notes payable	**$ 11,646**	**$ 12,130**

Maturity of the note payable is as follows:

December 31, 2024	$ 265
December 31, 2025	275
December 31, 2026	285
December 31, 2027	296
December 31, 2028	307
Thereafter	10,483
	$ 11,911

Catan Pisco & Co., LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2022 and 2023
$USD

1. ORGANIZATION AND PURPOSE

Catan Pisco & Co., LLC (the "Company") is a company organized in August 04, 2018 under the laws of Illinois.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.